FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on May 16, 2008, prepared in summary form

1.  Date, Time and Venue: On May 16, 2008, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2.  Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3.  Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4.  Resolutions: It was resolved, unanimously, by the present Board members and without any restrictions:

4.1. To approve the structuring of the 3rd (third) program for the public offering of debentures of the Company (“Offering Program”) and its filing with the Securities Commission (“CVM”) pursuant to CVM Instruction No. 400 of 29 December 2003, as amended (“CVM Instruction 400/03”), which shall allow the Company to make public offerings of debentures subject to reduced review periods in terms of their registration with the CVM, subject to the characteristics and the conditions of the Offering Program as well as the provisions contained in the applicable regulations. The Offering Program shall be filed with the CVM with the following characteristics:

(i)	Size of the Offering Program: R$ 1.000,000,000.00 (one billion Reais);
(ii)	Term of the Offering Program: 2 (two) years from the date of the filing of the Offering Program with CVM;
(iii)
Securities to be offered under the Offering Program: simple debentures, unsecured and/or secured and/or subordinated, non-convertible into shares issued by the Company. The other characteristics of the debentures to be issued by the Company under the Offering Program, as well as the terms and conditions of each public offering of debentures, shall be defined by the Company at the time it makes each public offering of debentures under the Offering Program.

4.2. To approve the 5th (fifth) issuance of simple debentures of the Company, being the 1st (first) issuance of debentures of the Company for public offering under the Offering Program, which shall have the following characteristics and conditions (“Issuance”, “Debentures” and “Offer”, respectively):

(i)	Number of Series: the Issuance shall be made in two series;
(ii)	Issuance Date: for all purposes of law, the issuance date of the Debentures shall be May 5th, 2008 (“Issuance Date”);

(iii)	Par Value: the Debentures’ par value on the Issuance Date shall be R$ 10,000.00 (ten thousand Reais) (“Par Value”);
(iv)
Number of Instruments: 20.000 (twenty thousand) Debentures shall be issued, being 10.000 (ten thousand) Debentures of the 1st series (“Debentures of the 1st Series”) and 10.000 (ten thousand) Debentures of the 2nd series (“Debentures of the 2nd Series”);

(v)	Aggregate Amount of the Issuance: on the Issuance Date the aggregate amount of the Issuance shall be equal to R$ 200.000.000,00 (two hundred million Reais);
(vi)	Term and Maturity: the Debentures shall be in force for 10 (ten) years from the Issuance Date and therefore shall mature on May 5th, 2018 (“Maturity Date”);
(vii)	Form: The form of the Debentures shall be registered;
(viii)	Type and Convertibility: the Debentures shall be unsecured, non-convertible into shares issued by the Company;
(ix)
Yield: the yield on the Debentures shall comprise interest from the Issuance Date accruing on the non-redeemed Par Value, corresponding to 107,20% of the average daily rates of one day DI - Interfinancial Deposits, Extra Group, expressed as an annual percentage, on the basis of 252 (two hundred and fifty two) business days, calculated and informed by CETIP - Câmara de Custódia e Liquidação (“CETIP”) on the Daily Informative (Informativo Diário) available on its internet page (http://www.cetip.com.br) and in the newspaper “Gazeta Mercantil”, national edition, or, in the absence thereof, in another newspaper with a broad general circulation (“Yield”). The Yield shall be due semi-annually on the following dates: November 5th, 2008, May 5th, 2009, November 5th, 2009, May 5th, 2010, November 5th, 2010, May 5th, 2011, November 5th, 2011, May 5th, 2012, November 5th, 2012, May 5th, 2013, November 5th, 2013, May 5th, 2014, November 5th, 2014, May 5th, 2015, November 5th, 2015, May 5th, 2016, November 5th, 2016, May 5th, 2017, November 5th, 2017 and on the Maturity Date, May 5th, 2018;

(x)
Subscription Price and Form of Subscription Payment: the Debentures shall be subscribed for at their Par Value plus the Yield, calculated pro rata temporis from the Issuance Date until the actual subscription and subscription payment. The subscription payment for the Debentures shall be made in national current currency, at sight, at the time of subscription;

(xi)	Scheduled Redemption: the Par Value of the Debentures shall not be subject to scheduled redemption and shall be paid by the Company on the Maturity Date;
(xii)
Unscheduled Redemption and Payment in Advance of the Yield: the Company reserves the right to redeem the outstanding Debentures outside of schedule after May 5th, 2009 by publishing a “Notice to the Holders of the Debentures” at least 10 (ten) business days prior to the date intended for redemption payment. Unscheduled redemption may be in total or in part, in accordance with the non-redeemed Par Value plus a premium equal to 0.49%. The unscheduled redemption dealt with in this item (xii) shall be in respect of all outstanding Debentures, in the same proportion;

(xiii)
Optional Purchase: the Company shall be entitled at any time to purchase outstanding Debentures for a price not greater than the non-redeemed Par Value plus the Yield, calculated pro rata temporis from the Issuanced Date or the latest Yield payment date, as the case may be, until the date of actual purchase, in accordance to article 55, 2nd paragraph, of Law no. 6404/76. The Debentures subject of optional purchase by the Company may be cancelled, kept in the Company’s treasury or traded in the market;

(xiv)
Scheduled Renegotiation: the Debentures shall be subject of scheduled renegotiation, provided that the Debentures of 1st Series shall be subject of renegotiation on November 5th, 2012 (“First Scheduled Renegotiation”) and the Debentures of 2nd Series shall be subject of renegotiation on November 5th, 2013 (“Second Scheduled Renegotiation”, being the First Scheduled Renegotiation and the Second Scheduled Renegotiation referred to as “Renegotiation Date”). The following matters may be subject of renegotiation on the Renegotiation Date: a) the yield applicable to the Debentures; and/or b) Debentures acceleration term; and/or c) the acceleration events of the Debentures, including the financial indices and limits to be provided in the deed for the Issuance of the Debentures (“Issuance Deed”); e/or d) the percentage regarding to the premium to be paid by the Company in case of unscheduled redemption of the Debentures according to item (xii) above. The holders of the Debentures who do not accept the new conditions of the Debentures shall have the right of selling their Debentures to the Company on the Renegotiation Date by the Debenture Par Value plus the Yield calculated pro rata temporis from the Issuance Date or the Yield payment date immediately before, as the case may be, until the relevant Renegotiation Date. The mandatory acquisition of Debentures by the Company referred to in this item (xiv) shall not be increased by incentive of any kind;

(xv)
Distribution Plan: the underwriter shall offer the Debentures publicly on a firm commitment basis to investors deemed qualified under CVM Instruction no. 409 of 18 August 2004, as amended, provided that the Debentures shall be preferentially allocated to the underwriter and/or its controlling shareholders, without prior reservations or the stipulation of minimum or maximum lots. The partial distribution of the Debentures shall not be permitted and therefore the Offer shall only end upon the subscription and payment for subscription of all Debentures distributed in the context of the Offer. For the purposes of the provisions contained in article 14, 2nd paragraph, and article 24 of CVM Instruction no. 400/03, the Issuance and the Offer may not be increased at the discretion of the Company or the underwriter. In the event that the Offer is not completed for any reason the investors who shall have already subscribed and paid for Debentures shall receive the amounts paid for the subscription of the Debentures within the period to be indicated in the announcement of the commencement of the Offer less obligations and taxes due, adjusted in accordance with the Yield, calculated pro rata temporis from the date of subscription payment until the date of reimbursement of the money to the investors;

(xvi)
Trading: the Debentures shall be registered for (a) distribution in the primary market through the SDT - Sistema de Distribuição de Títulos, managed by CETIP on the basis of the policies and guidelines established by ANDIMA - Associação Nacional das Instituições do Mercado Financeiro (“ANDIMA”) and the deals shall be settled and the Debentures shall be held in custody by CETIP, and (b) trading in the secondary market through the SND - Sistema Nacional de Debêntures, managed by CETIP on the basis of the policies and guidelines established by ANDIMA and the deals shall be settled and the Debentures shall be held in custody by CETIP, and the trading systems BOVESPA FIX and SOMA FIX, both managed by the Bolsa de Valores de São Paulo S.A. - BVSP and the deals shall be settled and the Debentures shall be held in custody by the Companhia Brasileira de Liquidação e Custódia - CBLC (“CBLC”). The Debentures shall be submitted to the clearing and settlement controls of CETIP or CBLC, as the case may be;

(xvii)
Place of Payment: the payments to which the Debentures are entitled shall be made using the procedures adopted by CETIP or CBLC, as the case may be, or, in case of Debentures which are not held in custody by the above mentioned systems, the payments shall be made through the financial institution retained by the Company as Issuance’s mandated bank; and

(xviii)
Acceleration: the following events shall be deemed acceleration events in respect of the Debentures: (a) submission of a proposal for judicial or out of court recovery, voluntary bankruptcy or a request for declaration of bankruptcy or, additionally, any other similar procedure that may be created by law, requested by or declared against the Company; (b) default by the Company on the payment of the Par Value and/or the Yield and/or any other amounts due to the holders of the Debentures on the relevant due dates, which is not remedied within 2 (two) calendar days following the relevant due date; (c) default in respect of any pecuniary obligation provided in the Issuance Deed which is not described in item (b) above, if not remedied within 10 (ten) calendar days after a notice in writing is sent to the Company by the trustee (agente fiduciário) of the Issuance; (d) non-fulfillment on the part of the Company of any non-pecuniary obligation provided in the Issuance Deed, if not remedied within 30 (thirty) calendar days following a notice in writing is sent to the Company by the trustee (agente fiduciário) of the Issuance; (e) protest of instruments with a single or aggregate amount of no less than R$ 10,000,000.00 (ten million Reais) for the payment of which the Company is liable, even if as a guarantor/surety, if not remedied within 10 (ten) calendar days. The amount mentioned in this line (e) shall be monetarily adjusted from the Issuance Date in accordance with the Índice Geral de Preços de Mercado, calculated and informed by the Fundação Getúlio Vargas (“IGPM”); (f) default under or acceleration of any indebtedness of the Company in an amount greater than R$ 10,000,000.00 (ten million Reais), without the appropriate questioning by the Company or evidence of payment of the so-deemed defaulted obligation. The amount mentioned in this line (f) shall be monetarily adjusted from the Issuance Date in accordance with the IGPM; (g) sale, dispossession, seizure or any other form of disposal by the Company of fixed assets in an amount equal to, or greater than, R$ 20,000,000.00 (twenty million Reais) which may affect its economic and financial capability; (h) conversion of the Company into a limited liability company, pursuant to articles 220 of Law no. 6404/76; (i) change of the rating originally assigned to the Debentures to a rating below “BBB” from Standard & Poor’s or Fitch Rating (“Rating Agencies”), in a national scale. In case the Rating Agencies cease their activities in Brazil or, for any other reason, are prevented of issuing rating reports regarding the Debentures, the Company may (1) request a rating report to other rating agency equivalent to the Rating Agencies, with global prestige; or (2) summon a Creditors' General Meeting to define the new rating agency to be responsible for the preparation of the Debentures rating reports; (j) excepted if authorized by the Debenture holders in accordance to the quorum established in the Issuance Deed, payment, by the Company, of dividends, interest on its capital or any other participation on profits provided in its by laws where the Company is in default towards the holders of the Debentures, save, however, the payment of the compulsory minimum dividend provided for in article 202 of Law no. 6404/76; (k) change or modification of the object of the Company in such a way that the Company’s activities are no longer those of a real estate developer and building company; (l) (i) non renewal, annulment, revocation or suspension of authorizations and licenses, including environmental ones, that, according solely to the Company, are considered relevant and such non renewal, annulment, revocation or suspension may cause a relevant adverse result on the regular exercise of its activities and/or the activities of any of its subsidiaries, except if, within 15 days from its non renewal, annulment, revocation or suspension, the Company verifies the existence of jurisdictional ruling in favor of continuing the Company's regular activities, until the authorization or license is renewed or granted; (m) while there are outstanding Debentures, non-observation, by the Company, of certain financial indices and limits provided in the Issuance Deed; and (n) other events which may be identified during the process of due diligence of the Company, referred to in the Issuance Deed. In the event of the acceleration of the Debentures, the Company shall pay the balance of the non-redeemed Par Value of the Debentures plus the Yield, calculated pro rata temporis since the Issuance Date or the date of the latest payment of Yield, as the case may be, until the date of actual payment, which shall take place by the deadline provided in the Issuance Deed. The debentures the subject matter of this procedure shall necessarily be cancelled by the Company.

4.3. To authorize the Company’s Board of Officers, subject to the legal provisions, to carry out any and all acts relating to the filing of the Offering Program and the registration of the Offer with the CVM. The Board of Officers may accept proposals and retain one or more financial institutions authorized to deal in the capital markets for the purpose of managing the process of filing of the Offering Program and registration of the Offer with CVM, as well as retain the services of a mandated bank, registration agent, trustee, ratings agencies, legal advisers, independent auditors and others, as the case may be, as is necessary to make the Offer.

5.  Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed.

São Paulo, May 16, 2008.

[Signatures]